EXHIBIT 99.7

CERTIFICATION

REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND

SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE

In connection with the annual report of Claude Resources Inc. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2012 (the “Report”), as filed with the Securities and Exchange Commission on the date hereof, I, Neil McMillan, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:    March 27, 2013

/s/ Neil McMillan
Name:	Neil McMillan
Title:	President and Chief Executive Officer